

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

December 31, 2007

Mr. Christopher T. Hutter
Vice President and Chief Financial Officer
Powersecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, North Carolina 27587

      Re: **Powersecure International, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 13, 2007
               Form 10-Q for the Fiscal Quarter Ended September 30, 2007
               Filed November 6, 2007
               File No. 1-12014

Dear Mr. Hutter:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

1.   You disclose on page 41 that "PowerSecure's revenues have fluctuated
      significantly in the past and are expected to continue to fluctuate significantly in
      the future." You also disclose on page 8 that Publix Super Markets, Inc.
      accounted for approximately 51% of your consolidated revenues during fiscal
      2006. Where applicable, please revise your MD&A in future filings to
      specifically focus on material events and uncertainties known to management that
      would cause reported financial information not to be necessarily indicative of
      future operating results. Your discussion should include descriptions and
      amounts of:

      •   Matters that have had a material impact on reported operations but are not
          expected to have an impact upon future operations;

      •   Matters that are expected to have a material impact on future operations but
          that have not had an impact in the past; and

      •   Matters that have had a material impact on past operating results and involve
          prospective effects.

      Accordingly, if you are able to determine how your revenues or other financial
      statement line items will fluctuate going forward, please revise your disclosures
      accordingly. If a customer continues to represent a significant source of your
      revenues, please also expand your MD&A, where possible, to quantify the
      amount of revenues expected from that customer in future periods and describe
      the reasons for any material changes.

Critical Accounting Policies, page 36

2.   In future filings, please revise the discussion of your critical accounting policies
      to focus on the assumptions and uncertainties that underlie your critical
      accounting estimates. Please also quantify, where material, and provide an
      analysis of the impact of critical accounting estimates on your financial position
      and results of operations for the periods presented, including the effects of
      changes in critical accounting estimates between periods. In addition, please
      include a qualitative and quantitative analysis of the sensitivity of reported results
      to changes in your assumptions, judgments, and estimates, including the
      likelihood of obtaining materially different results if different assumptions were
      applied. For example, if reasonably likely changes in an assumption used in

assessing your goodwill or intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. As another example, you should provide a quantitative analysis that presents the amount of your warranty reserve at the end of each period, the amount of reserve added and utilized during each period, and the reasons for significant changes. Please refer to SEC Release No. 33-8350.

Results of Operations, page 39

3.	In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the decline in gross profit margin from fiscal 2005 to 2006, please quantify the extent to which the change is attributable to the various contributing factors listed, such as additional personnel and capacity costs, increases in copper prices, and embedded margin reduction priced into Publix projects. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

4.	Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in general and administrative expenses from fiscal year 2004 to 2005 was primarily due to increases in personnel and related overhead costs associated with the development and growth of PowerSecure's business. Please explain in reasonable detail the particular types of expenses that increased and explain the specific reasons why each expense increased. See SEC Release No. 33-8350.

Liquidity and Capital Resources, page 46

5.	Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. For example, your fiscal 2006 working capital discussion should provide analysis explaining the underlying reasons for the material fluctuations between periods in your trade receivables, inventories, accounts payable and accrued and other liabilities accounts.

Controls and Procedures, page 52

6.	You disclose that "any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." You further disclose that "there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions." In future filings, please revise your conclusion that your disclosure controls and procedures were effective to reflect, if true, that the disclosure controls and procedures were effective at the "reasonable assurance" level. Please also revise future filings to clearly disclose that your controls and procedures were designed at the reasonable assurance level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7.   We note that you recognize revenue on your distributed generation contracts using the percentage-of-completion method. Please provide us with the following information regarding those arrangements:

   - As required by paragraphs 21 and 45 of SOP 81-1, please disclose in further detail the method(s) you use in measuring the extent of progress toward completion. Please tell us and disclose how you estimate the value added for each portion of projects completed;

   - Please tell us and disclose if your contracts are fixed-price contracts or another type of contract, such as those described in Appendix B of SOP 81-1. If your contracts are fixed-price, please clarify which variations of fixed-price contracts apply; and

   - Please tell us whether you use Alternative A or B in paragraphs 80-81 of SOP 81-1 in determining earned revenue and cost of earned revenue of your percentage-of-completion contracts.

   Consistent with the comment above, this information should be disclosed in the revenue recognition section of your Critical Accounting Policies.

Basic and Diluted Earnings Per Share, page F-12

8.   We note that your fiscal 2004 preferred stock deemed distribution includes a non-cash charge of $593,000. Since it appears you expensed this item rather than recording it in accumulated deficit, please clarify why you subtracted this amount in arriving at net income attributable to common shareholders in your EPS calculations. By doing so, it appears that you double-counted the impact of this redemption premium for EPS purposes. If you determine your fiscal 2004 EPS computation to be in error, please revise your selected financial data disclosures in future filings.

Note 11. Share-based Compensation, page F-26

9.   You disclose on page F-27 that you have granted stock options to consultants. Please tell us how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with EITF 96-18 and/or other applicable accounting guidance. Please also tell us the amount of expense recorded in the historical periods presented related to stock option grants to consultants.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Note 4. Restructuring Charges, page 11

10.   We note that your founders retired from and terminated their employment with the company during April 2007. Please clarify why you have classified the related retiree compensation payments within restructuring charges on your statements of operations.

11.   Please provide a reasonably detailed discussion of the events and decisions that gave rise to your restructuring activities. For each major type of cost associated with your restructuring activities, such as employee termination costs and lease termination costs, disclose the total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date. For each type of cost, please also provide a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason therefore. See paragraph 20 of SFAS 146. Additionally, describe the timing of cash payments to be made under the restructuring plans and disclose when you expect the restructuring plans to be complete. Please provide us with a draft of revised disclosures for the historical periods presented.

Note 5. Employment and Non-Competition Agreement, page 13

12.   We note that the $7.4 million fair value of the 600,000 restricted shares granted to your CEO in August 2007 was recorded as deferred stock compensation expense and a reduction of stockholders' equity. Please tell us how your presentation of unearned compensation as a contra-equity item complies with SFAS 123(R), otherwise revise your presentation in future filings to eliminate your deferred stock compensation account.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume at (202) 551-3254 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief